SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
APRIL 06, 2005
AngloGold Ashanti Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F:
     Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):
Yes:
No:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD ASHANTI COMMENTS ON SPECULATION CONCERNING
UNDERGROUND WATER AT ITS VAAL RIVER OPERATIONS

Queries

South
Africa                               Tel:                                               Mobile                                              E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu
+233 (21) 778 168 +233 (24) 322 026
john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.
AGA38.05

6 April 2005

ANGLOGOLD ASHANTI COMMENTS ON SPECULATION CONCERNING UNDERGROUND
WATER AT ITS VAAL RIVER OPERATIONS

There has been some speculation reported in the media about AngloGold Ashanti’s position in regard to the cessation of the mining operations at, and the placing into liquidation of, DRD Gold’s North
West operations at Hartebeestfontein and Buffelsfontein.

Four mining companies operate in the Klerksdorp-Orkney-Stilfontein-Hartebeestfontein (KOSH) area:
Buffelsfontein Gold Mines Limited (“Buffels”), which owns Hartebeesfontein Gold Mine and
Buffelsfontein Gold Mine; Harmony Gold Mining Company Limited (“Harmony”); Stilfontein Gold
Mining Company Limited (“SGMC”) and AngloGold Ashanti Limited.
The mines not operated by AngloGold Ashanti are all updip of AngloGold Ashanti’s mines and underground water, if not controlled, would flow down the natural dip in the underground strata into the AngloGold Ashanti mines. Consequently, the updip mines are obliged in law to continue pumping underground water, even after their mining operations have ceased.
1.   The Law
The obligations to continue pumping underground water arise under the following statutory provisions as well as common law:
1.1. National Water Act 36 of 1998
In terms of the National Water Act, the upstream mines require a licence in order to undertake their pumping activities. Any alteration to the pumping activity (including cessation of those pumping activities) would only be permissible if authorised by the relevant licence or the
Department of Water Affairs and Forestry (DWAF).

Queries

South
Africa                              Tel:
                                       Mobile
                                             E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu +233 (21) 778 168 +233 (24) 322 026
john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

The National Water Act also imposes a relatively stringent duty of care on the upstream mines’
use of water (which includes the pumping of water from underground) and any pollution arising from such water use. In the event that cessation of pumping upstream causes pollution downstream, the National Water Act obliges the upstream mines to effect reasonable measures to prevent any pollution from continuing, occurring and recurring. Failure to implement such measures empowers the DWAF to issue a directive to the upstream mine responsible for causing downstream pollution. Failure to comply with that directive in turn permits DWAF to effect the necessary reasonable measures, and to recover the costs from the offending mine.

Furthermore, under the National Water Act, it is a criminal offence to unlawfully and intentionally or negligently commit any act or omission, which detrimentally affects or is likely to affect a water resource.
1.2. National Environmental Management Act 107 of 1998 (“NEMA”)
NEMA also contains a relatively stringent duty of care provisions as far as general pollution is concerned.
1.3. Mineral and Petroleum Resources Development Act 28 of 2002 (“the MPRDA”)
The MPRDA is relevant to the closure of any of the upstream mines. Under the MPRDA a closure certificate may not be issued unless the Chief Inspector and DWAF have confirmed in writing that issues pertaining to health and safety as well as management of potential pollution to water resources have been addressed.

The MPRDA also places joint and several liability on the directors of a company for any unacceptable negative impact on the environment, including damage, degradation or pollution advertently or inadvertently caused by the company which they represent or represented.

The Minister also has the power to issue a directive to the holder of a Mining Right to take the necessary measures to stop pollution of the environment. If the company fails to comply, the
Minister may cause the necessary measures to stop the pollution to be implemented and seek recourse against the offending company or as stipulated under the MPRDA.
1.4. Mine Health and Safety Act 29 of 1996 (“the MHSA”)
The MHSA is relevant to the issue of actual or potential risks and hazards to the safety of employees as well as third parties. Under the MHSA every employer must provide and maintain a working environment that is safe and without risk to the health of employees as well as persons who are not employees but who may be directly affected by the activities at the mine. The obligation includes an obligation not to expose such employees or any third parties to any hazards to their health and safety.

Queries

South
  Africa                              Tel:
Mobile E-mail:
Steve Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Shelagh Blackman +27 (0) 11 637 6379 +27 (0) 83 308 2471
skblackman@AngloGoldAshanti.com

Ghana
John Owusu +233 (21) 778 168 +233 (24) 322 026
john.owusu@ashantigold.com

USA
Charles Carter Toll Free 800 417 9255 + 1 212 750 7999
cecarter@AngloGoldAshanti.com

Australia
Andrea Maxey + 61 8 9425 4604 + 61 438 001 393
amaxey@AngloGoldAshanti.com
Disclaimer

Except for historical information contained herein, there are matters discussed in this news release that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For discussion of important factors including, but not limited to development of the Company’s business the economic outlook in the gold mining industry, expectations regarding gold prices and production, and other factors, which could cause actual results to differ materially from such forward-looking statements, refer to the Company’s annual report on the Form 20-F for the year ended 31 December 2003 which is filed with the Securities and Exchange Commission on 19 March 2004.

Under the MHSA it is also a criminal offence to cause a serious injury or a serious illness to a person other than an employer or an employee by way of negligent act or omission.
1.5. The Common Law
In the event that the updip mines threaten cessation of pumping activities or indeed cease pumping activities, provided Anglogold Ashanti can show that in consequence its property may or in fact does suffer harm, there would be sufficient basis for AngloGold Ashanti to approach a
Court for an interdict ordering the responsible upstream mines to continue pumping activities.
2. AngloGold Ashanti’s Response
From this it is clear that the legal obligation to continue pumping rests with the mines updip.
AngloGold Ashanti is not willing to assume this liability, the cost of which we estimate at
R85 million a year. AngloGold Ashanti is already participating in the KOSH water forum which is examining long-term solutions to the region’s water problems and will continue to do so. We will, however, also continue to expect other mining companies to continue to meet their legal obligations. AngloGold Ashanti takes the view that an act of liquidation cannot be utilised to avoid statutory obligations.

ends

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date APRIL 06, 2005 By: /s/ C
R
B
ULL
_
Name: C R Bull
Title: Company Secretary